

January 20, 2012

Via E-mail
Mr. Jun Wang
Chief Executive Officer
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

   Re: SmartHeat Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 15, 2011
      Form 10-Q for the Fiscal Quarter Ended September 30, 2011
      Filed November 8, 2011
      File No. 1-34246

Dear Mr. Wang:

   We have reviewed your response letter dated December 14, 2011 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 32

General

1. We note your response to our prior comment 4; however, given the apparent lack of U.S. GAAP expertise, and in particular, the CFO's level of U.S. GAAP expertise, as well as the involvement of a U.S. GAAP consultant, it still appears to us that a material weakness may exist in your internal control over financial reporting. As previously stated, absent further information or significant changes to your internal level of U.S. GAAP expertise, we believe you should carefully re-consider your level of U.S. GAAP expertise when performing your assessment of internal control over financial reporting and disclose this material weakness and how this weakness is being mitigated and/or remediated.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

<u>Results of Operations, page 28</u>

2.   We note your response to prior comment 6 and remind you to clarify, in future filings, the reasons for changes in inventory and inventory advances during each period, particularly in light of the changes in sales. In addition, we note that you intend to perform "an impairment analysis at <u>year-end</u> for the write down of finished goods from cancelled contracts" and "an analysis of whether to take a reserve for conversion costs of finished goods for resale to substitute customers." Based on this statement, it is not clear to us what, if any, inventory impairment assessments you performed at each interim balance sheet date. Please provide us a comprehensive explanation of your inventory impairment analyses at interim balance sheet dates, including how you determined that no impairments were required to be recorded during the periods ended March 31, 2011, June 30, 2011 and September 30, 2011.

3.   We note your response to prior comment 7 and remind you to clarify, in future filings, how you determine your bad debt allowance, including when, why and how you determine to exclude certain accounts receivable and the impact of those exclusions on your allowance. In addition, based on the example you provided and based on your revenue recognition policy, please explain to us what you record when you record accounts receivable prior to delivery, for example, when an order is placed. In this regard, we note no deferred revenue on your balance sheets.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3760 with any other questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP